EXHIBIT 99.1

For Immediate Release 22-35-TR	Date:	June 8, 2022

Teck Announces Amendments to Previously Announced Tender Offer, including Extension of Early Tender Deadline

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has amended certain terms of its previously announced cash tender offer (the “Tender Offer”) to purchase up to US$500 million aggregate principal amount (subject to increase or decrease by Teck, the “Aggregate Maximum Tender Amount”) of its outstanding notes listed in the table below (collectively, the “Notes” and each a “Series” of Notes), in the order of priority shown in the table below.

Teck amended the Tender Offer as follows:

•	extended the (i) Early Tender Deadline to 5:00 p.m., New York City time, on June 13, 2022 (originally June 7, 2022), (ii) Price Determination Date to 10:00 a.m., New York City time on June 14, 2022 (originally June 8, 2022), and (iii) Early Settlement Date to June 16, 2022 (originally June 10, 2022); and
•	modified the applicable Fixed Spread as set forth in the Offer to Purchase (the “Original Fixed Spread”) to the applicable amended Fixed Spread as set forth in the following table (the “Amended Fixed Spread”):

Acceptance Priority Level	CUSIP / ISIN	Title of Security	Aggregate Principal Amount Outstanding	Reference U.S. Treasury Security	Bloomberg Reference Page	Original Fixed Spread (basis points)(1)	Amended Fixed Spread (basis points)(1)
1	878742AW5 / US878742AW53	6.250% Notes due 2041	US$794,717,000	3.250% U.S. Treasury due May 15, 2042	FIT1	230	210
2	878742AE5 / US878742AE55	6.125% Notes due 2035	US$609,355,000	2.875% U.S. Treasury due May 15, 2032	FIT1	230	210
3	878742AS4 / US878742AS42	6.000% Notes due 2040	US$490,670,000	3.250% U.S. Treasury due May 15, 2042	FIT1	230	210
4	878742AZ8 / US878742AZ84	5.400% Notes due 2043	US$376,908,000	3.250% U.S. Treasury due May 15, 2042	FIT1	230	210
5	878744AB7 / US878744AB72	5.200% Notes due 2042	US$399,043,000	3.250% U.S. Treasury due May 15, 2042	FIT1	230	210
6	878742BE4 / US878742BE47 878742BG9 / US878742BG94	3.900% Notes due 2030	US$550,000,000	2.875% U.S. Treasury due May 15, 2032	FIT1	195	175

(1)	Includes the Early Tender Premium of US$50 per US$1,000 principal amount of Notes for each Series (the “Early Tender Premium”).
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The terms and conditions of the Tender Offer are described in an Offer to Purchase dated May 24, 2022 (as it may be amended or supplemented, the “Offer to Purchase”). The Tender Offer is subject to the satisfaction of certain conditions as set forth in the Offer to Purchase, which may be obtained from Global Bondholder Services Corporation as described below. Subject to applicable law, Teck may waive any and all of these conditions or extend, terminate or withdraw the Tender Offer with respect to one or more Series of Notes and/or increase or decrease the Aggregate Maximum Tender Amount. The Tender Offer is not conditioned upon any minimum amount of Notes being tendered. In accordance with the terms of the Tender Offer, the withdrawal deadline was 5:00 p.m., New York City time, on June 7, 2022. As a result, tendered Notes may no longer be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by Teck). Capitalized terms used in this news release and not defined herein have the meanings given to them in the Offer to Purchase.

Except as set forth herein, all other terms and conditions of the Tender Offer described in the Offer to Purchase remain unchanged.

J.P. Morgan Securities LLC and TD Securities (USA) LLC are the Lead Dealer Managers and Barclays Capital Inc., RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc. are the Co-Dealer Managers for the Tender Offer. Global Bondholder Services Corporation is the Tender Agent and Information Agent. Persons with questions regarding the Tender Offer should contact J.P. Morgan Securities LLC at (toll-free) (866) 834--4666 or TD Securities (USA) LLC (toll-free) at (866) 584-2096. Requests for copies of the Offer to Purchase and related materials should be directed to Global Bondholder Services Corporation at (+1) (212) 430-3774, (toll-free) (855) 654-2015 or contact@gbsc-usa.com. Questions regarding the tendering of Notes may be directed to Global Bondholder Services Corporation at (toll-free) (855) 654-2015.

This news release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Tender Offer is made only by the Offer to Purchase and the information in this news release is qualified by reference to the Offer to Purchase dated May 24, 2022. There is no separate letter of transmittal in connection with the Offer to Purchase. None of Teck, its boards of directors, the Dealer Managers, the Tender Agent and Information Agent or the trustee, with respect to any Notes is making any recommendation as to whether holders should tender any Notes in response to the Tender Offer, and neither Teck nor any such other person has authorized any person to make any such recommendation. Holders must make their own decision as to whether to tender any of their Notes, and, if so, the principal amount of Notes to tender.

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Thelma Ramos Mamani, President of the Quechua Indigenous Community of Ollague -

"This project is a dream come true because we are making non-Indigenous People understand what it means to live in harmony, to thank the land and to conserve it. This type of project is being done for the first time in our country and we have seen the quality of the work of all the professionals. Mining also has human quality and above all they understand that this work of conservation is not only for the native peoples but for all humanity, it is to leave a true inheritance to our future generations so that they can preserve our territory.”

Catherine Grenier, President and CEO, Nature Conservancy of Canada -
“We applaud Teck for taking real and measurable action to become a nature positive company by the end of the decade. Teck’s commitment to and investment in the Nature Conservancy of Canada’s work will help us accelerate the pace and scale of conservation in British Columbia. If we conserve entire natural systems, we help nature to deliver the essential services that support life. That’s why conservation matters. Teck is demonstrating that for-profit and non-profit organizations can come together to tackle the toughest ecological challenges of our time, biodiversity loss and climate change.”

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “intend”, “expect”, and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to: our goal to become a nature positive company by 2030 and the actions we intend to take to achieve this goal, including our intended donations and commitments to conserve or rehabilitate at least three hectares for every one hectare affected by mining activities; the expected use and impact of our donations and our other nature positive initiatives; our nature positive focus areas; our net-zero climate strategy; and our pledge to plan four million trees by 2030. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Such statements are based on a number of estimates, projections, beliefs and assumptions which are inherently uncertain and difficult to predict and may prove to be incorrect, including but not limited to expectations and assumptions concerning: the availability of land or other opportunities for conservation, rehabilitation, or capacity building in appropriate locations on commercially reasonable terms and the ability to obtain any required external approvals or consensus for such opportunities; our ability to successfully implement our technology and innovation strategy; the performance of new technologies in accordance with our expectations; our ability to achieve our nature positive and biodiversity goals and our climate strategy and the longer term impacts of those goals and strategies on our business; environmental compliance costs generally; our ability to implement new source control or mine design strategies on commercially reasonable terms without impacting production objectives; and assumptions regarding the development of our business generally and general economic conditions. Factors that may cause actual results to vary include, but are not limited to, actual biodiversity and climate change consequences; unavailability of land or other opportunities for conservation, rehabilitation or capacity building on commercially reasonable terms or inability to obtain any required

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Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offer, including the acceptance for purchase of any Notes validly tendered and the expected Early Tender Deadline, Expiration Date and settlement dates thereof; the potential increase or decrease of the Aggregate Maximum Tender Amount; and the satisfaction or waiver of certain conditions of the Tender Offer.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Tender Offer, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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